SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 09, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMMITMENT AGREEMENT EXECUTED BY AND BETWEEN THE STATE OF SÃO PAULO - THROUGH THE FINANCE SECRETARIAT AND THE SANITATION AND ENERGY SECRETARIAT – AND COMPANHIA DE SANEAMENTO BASICO DE SÃO PAULO – SABESP.

The parties below:

1. The State of São Paulo (“STATE”), a public corporation, through the Finance Secretariat, herein represented by its head officer Mauro Ricardo Machado Costa, and with the intervention of the Sanitation and Energy Secretariat, hereby represented by its head officer Dilma Seli Pena;

2. Companhia de Saneamento Básico de Estado de São Paulo (“SABESP”), a private corporation, established as a publicly-held company and controlled by the STATE, hereby represented by its chief executive officer Gesner José de Oliveira Filho, together with the Chief Financial Officer and Investor Relation Officer Rui de Britto Álvares Affonso; and

WHEREAS

I. That State Law 4,819, as of August 26, 1958, sets forth the benefit of supplementary retirement and pension remuneration for employees of companies controlled by the STATE (“Benefit”), which was totally extinguished by Law 200, as of May 14, 1974, having the STATE, however, acknowledged that employees under activity who were contracted prior to the new law, remained eligible for the Benefit as for their retirement;

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

II. the STATE took upon itself the funding of the Benefit towards its controlled companies which did not implement a specific social security system, comprising employees that were eligible to the Benefit;

III. the incorporation of SABESP was approved by State Law 119, as of June 29, 1973, by means of merger of other state bodies, including their respective employees;

IV. although Law 119/73 dismissed the Benefit for the personnel thereafter hired by SABESP, employees from the merger entities kept the rights they were entitled to by Law 4,819/58;

V. SABESP was authorized by the STATE to start the direct payment of Benefits as of 1986, without having received any reimbursement from the STATE to this date;

VI. currently, the STATE disagrees about the criteria adopted by SABESP in the past for the concession and payment of Benefits, as a result of legal reports issued by the State Attorney’s Office (“PGE”), which bound the STATE operation and hamper the spontaneous reimbursement in the magnitude desired by SABESP;

VII. according to SABESP’s point of view, the criteria adopted in the past towards the concession and payment of the Benefit seem correct provided they are supported by specific authorizations from the STATE or legal agreements in force at that time;

VIII. in 2004, the STATE took upon itself the direct payment of Benefits in view of relieving SABESP thereafter of the respective charge, having its continuity, however, being prevented by a decision rendered by the 8th Labor Court of the Judiciary District of São Paulo in a public civil action brought by SABESP’s Association of Retirees and Pensioners (lawsuit 00110-2004-3), still pending final judgment;

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

IX. the continuity of divergences between the STATE and SABESP corresponds to the main reason why parties did not manage to fully implement the Instrument of Acknowledgment and Consolidation of Obligations, Commitment to Pay and Other Covenants (“Instrument of Acknowledgment”), which was executed on December 11, 2001 with intervention of the Water and Electricity Department (“DAEE”);

X. in order to comply with dispositions of the Instrument of Acknowledgment, SABESP contracted the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”) to ascertain the reimbursement amount which was deemed uncontroversial by the STATE, taking into account the calculation and eligibility criteria defined by the State Department of Personnel Expenses (“DDPE”), based on the legal opinion of PGE (“Uncontroversial Reimbursement Amount”);

XI. grounded on partial surveys carried out by FIPECAFI, pursuant to eligibility and calculation criteria accepted by the STATE, SABESP projected the Uncontroversial Reimbursement Amount of approximately R$936 million, which includes monetary restatement in accordance with the Amplified National Consumer Price (“IPCA”), comprising the Benefits paid in the period comprehended between February, 1989 and December, 2007;

XII. the lack of consensus among parties regarding the responsibility of the STATE towards SABESP, relative to the payment of Benefits deemed undue by PGE (“Controversial Amount”), shall not represent an obstacle anymore for implementing the commitments took upon at the Instrument of Acknowledgment, concerning the Uncontroversial Reimbursement Amount;

XIII. now, it is necessary to restart works for ascertaining the Uncontroversial Reimbursement Amount so it can finally be ratified by the STATE and its payments can start by means of one hundred and fourteen (114) consecutive monthly installments, pursuant to the Instrument of Acknowledgement;

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

XIV. SABESP remains interested in receiving from the reservoirs of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova, which compose the Alto Tietê System (“Reservoirs”), as a payment in kind of the Uncontroversial Reimbursement Amount, in accordance with resolution established by the Instrument of Acknowledgment, provided the STATE is legally authorized to sell it to DAEE;

XV. The STATE and SABESP acknowledge the necessity to find an alternate solution which overcomes the deadlock related to the Controversial Amount and preserves the interest of both parties, as well as their respective compromise limits;

The parties decide to execute the instrument of acknowledgment herein (“Instrument of Acknowledgment”), which will obey the clauses and conditions below, binding upon the parties and their respective successors, as follows:

CLAUSE ONE

SABESP commits itself to contract a specialized company, no later than thirty (30) days as from this date, for finishing as fastest as possible the ascertainment of the Uncontroversial Reimbursement Amount and the Controversial Amount.

CLAUSE TWO

SABESP commits itself to contract two specialized companies to carry out a new assessment of Reservoirs in compliance with the Instrument of Acknowledgement, whose works shall be concluded no later than thirty (30) days as of the present date, through the formal issue of the respective appraisals to the STATE.

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

CLAUSE THREE

The STATE commits itself to formally appoint at least two representatives, five (5) days as from the present date, who will be in charge of thereafter ratifying the final report carried out by the specialized company contracted pursuant to Clause One herein and addressing it to the STATE, by means of SABESP.

CLAUSE FOUR

The Uncontroversial Reimbursement Amount shall contemplate the monthly variation of the Amplified Consumer Price Index (IPCA) as of each month of SABESP’s disbursement up to the month in which the works carried out by the specialized company are concluded, pursuant to Clause One herein (“Consolidation Date”).

CLAUSE FIVE

The parties shall conclusively voice on the final report carried out by the specialized company selected pursuant to Clause One herein, no later than thirty (30) days as from such report is received, and the Uncontroversial Reimbursement Amount or the Controversial Amount - both ascertained by the appraisal company - can only be refused for duly justified reasons which refer to calculation criteria. The ascertainment of the Uncontroversial Reimbursement Amount will be performed in line with the STATE understanding regarding criteria applicable for calculation and eligibility for Benefits, being PGE in charge of solving eventual legal doubts that arise throughout the lawsuit. The differences that may arise as a result of PGE guidance over the ascertainment of the Uncontroversial Reimbursement Amount will be automatically added to the Controversial Amount, pursuant to the purpose of this Instrument of Acknowledgment.

CLAUSE SIX

After the Uncontroversial Reimbursement Amount is ascertained and approved by the parties, as well as after the new assessment of Reservoirs is concluded, the STATE will start the payment of the Uncontroversial Reimbursement Amount within thirty (30) days, which will be shared in one hundred and fourteen (114) monthly and consecutive installments (“Installments”), in conformity with the Instrument of Acknowledgment. The individual amount of installments will be revised once every twelve (12) months, in order to add the annual variation of IPCA, and the first one shall occur twelve (12) months as from the Consolidation Date. The STATE will be in charge of providing the budget resources which will support the payment of the Installments, by means of the Sanitation and Energy Secretariat.

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

CLAUSE SEVEN

Once the legal approval for selling the Reservoir is granted, the STATE is permitted to impute the amount corresponding to arithmetic average between the appraisals carried out by both specialized companies pursuant to Clause Two herein to the payment of Installments of the Uncontroversial Reimbursement Amount which are immediately due. For purposes of imputing in the payment of Installments, the amount assigned to Reservoirs will be adjusted in accordance with the monthly variation of IPCA, as from the date of the last appraisal report.

CLAUSE EIGHT

For imputing the Reservoirs in the payment of Installments, the STATE should make DAEE to enter into an intermediate legal agreement with SABESP in order to formalize the transfer of possession and ensure the future grant of property transfer public deed as soon as the registry of the real estate that comprise the Reservoirs is regularized. By means of the execution of the intermediate legal agreement, SABESP will grant a temporary settlement to the STATE, referring to Installments due which are paid according to the previous clause, provided that this settlement will only become permanent after the qualified grant of the property transfer public deed.

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

CLAUSE NINE

The STATE confirms the resolution of taking the responsibility upon itself towards the processing and direct payment of Benefits; consequently, SABESP commits itself to use the best efforts to reverse any legal decision which hampers the achievement of such effort, also committing itself to follow the procedural strategy proposed by the STATE towards this matter.

CLAUSE TEN

The STATE confirms the resolution through which it will transfer to SABESP the amount necessary to pay the uncontroversial amount of Benefits which are monthly due as from the Consolidation Date (“Monthly Flow”), as long a legal decision subsists hampering the STATE to take the responsibility upon itself for processing and performing the direct payment of Benefits, provided they are duly supported by sufficient budget resources.

CLAUSE ELEVEN

The parties shall execute within thirty (30) days as from the present date, the proper legal instrument for ruling the transaction of Monthly Flow transfer.

CLAUSE TWELVE

The STATE acknowledges and respects the fiduciary duties of SABESP managers for they pursue the greatest interests of the company, without prejudice to provisions of article 238 of Law 6,404/76. In line with this purpose, the STATE commits itself not to exceed the share control for instructing SABESP managers to waive eventual credits of which the Company believes to be the lawful holder against the STATE.

CLAUSE THIRTEEN

The clauses and conditions included in the Instrument of Acknowledgment remain in force unless they have been expressly amended by this instrument.

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

And, in witness whereof, the parties hereto execute this present instrument in three copies of equal content and form, before the undersigned witnesses.

São Paulo, March 26, 2008.

STATE OF SÃO PAULO

Mauro Ricardo Machado Costa
Finance Secretary

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO – SABESP

Gesner José de Oliveira Filho	Rui de Britto Álvares Affonso
Chief Executive Officer	Chief Financial Officer and Investor
Relations Officer

Intervention
SANITATION AND ENERGY SECRETARIAT

Dilma Seli Pena
Sanitation and Energy Secretary

First Witness	Second Witness
Mario Engler Pinto Junior	Lucas Navarro Prado
Identity Card (RG) 4.722.183	Identity Card (RG/SSP-MS) 886964

(This page belongs to the Commitment Agreement executed by and between the State of São Paulo and the Basic Sanitation Company of the State of São Paulo on March , 2008 )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 09, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.